RESPONSE TO SEC LETTER OF July 16, 2010

July 27, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-0404
Attention:   Larry Spirgel
Assistant Director

Re:
Pro-Tech Industries, Inc. (“Pro-Tech” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the quarterly period ended March 31, 2010
File No. 000-53013

Dear Mr. Spirgel:

We are supplying the following response to the comments contained in your letter dated July 16, 2010, regarding the above-referenced document.  To facilitate your review, we have included in this letter the caption and numbered comment in bold text and have provided the Company’s response immediately following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note F – Backlog, page F-15

1.
Tell us why you believe it is appropriate to include “backlog” information in the notes to the audited financial statements.  It is unclear whether you can make a reasonably dependable determination of total revenue and a reasonably dependable estimate of total cost under signed contracts or letters of intent.  Further ask your auditors how they satisfied themselves about the completeness and reliability of the information included in this footnote

Response:

We believe “backlog” information showing prospective revenue as of the balance sheet date relating to signed contracts on hand included in the notes is important to the users. All revenue presented in the footnote relates to signed contractual agreements and is based on management’s experience relating to cancellation and other changes.

Separately our auditors have advised us the firm performed the following audit procedures relating to information included in “backlog” footnote –

8550 Younger Creek Drive | Sacramento, CA 95828 | Tel: (916) 504-4044 | Fax: (916) 504-4048

Mr. Larry Spirgel
United States Securities and Exchange Commission

1.	Test checked amounts with Prior year work papers.
2.	Re-calculated and footed
3.	Examined contract files and change orders for all contracts selected for testing relating to contract revenue and estimated costs
4.	Verified Estimated Costs with Estimated verses Actual Report
5.	Test checked current year billings
6.	Test checked current year cost
7.	Verified with information on audit confirmation letters received back from parties
8.	Performed alternative procedures on unconfirmed contracts by examining original contracts and change orders
9.	Performed alternative procedures on differences relating to audit confirmation letters
10.	Verified current year billings for confirmed contracts that were not part of sample jobs selected for testing
11.	Verified subsequent job cost
12.	Inquired of management as to the assumptions utilized
13.	Performed Analytical procedures

The Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (916) 504-4044.  I can also be reached by fax at (916) 504-4048.

Sincerely,

/s/ Michael P Walsh Michael P Walsh Chief Financial Officer

cc:	Rahim Ismail, SEC
Ivette Leon, SEC